SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                       HarCor Energy, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                411628209
                              (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         August 28, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 411628209


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         269,500
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    269,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    269,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.78%

14) Type of Reporting Person:                PN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          165,000
    Owned by
    Each           (9)  Sole Dispositive Power:                    -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     165,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    165,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.09%

14) Type of Reporting Person:                PN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          36,100
    Owned by
    Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     36,100

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    36,100

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.24%

14) Type of Reporting Person:                PN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:       -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:        -0-


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.00%

14) Type of Reporting Person:                CO

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          470,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     470,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   470,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.11%

14) Type of Reporting Person:                IN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          470,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     470,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   470,600



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.11%

14) Type of Reporting Person:                IN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          470,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      470,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   470,600



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.11%

14) Type of Reporting Person:                IN

Cusip No.:  411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          470,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     470,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   470,600



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.11%
14) Type of Reporting Person:                IN

    This Amendment No. 1 to Schedule 13D, originally filed April 21, 1997
(the "Schedule 13D") by Centennial Energy Partners, L.P. et al, relates to the common stock (the "Common Stock") of HarCor Energy, Inc. (the "Company"), whose principal executive offices are at 5 Post Oak Park, Suite 2220, Houston,
Texas 77027.   Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.
Item 5.  Interest in Securities of the Issuer.
         Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, (i) Energy owns beneficially 269,500 shares of the Common Stock, constituting approximately 1.78% of the shares outstanding (ii) Tercentennial owns beneficially 165,000 shares of Common Stock, constituting approximately 1.09% of the shares outstanding, (iii) Quadrennial owns beneficially 36,100 shares of Common Stock, constituting approximately 0.24% of the shares outstanding, (iv) JHR & Co. owns beneficially -0- shares of Common Stock, constituting approximately 0.00% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 470,600 shares of Common Stock, representing the shares held by each of the entities named in
(i) through (iv) above, (vi) and G. Bryan Dutt owns beneficially 470,600 shares of Common Stock, representing the shares held by the entity named in
(i) through (iii) above. In the aggregate, the Reporting Persons beneficially own a total of 470,600 shares of Common Stock, constituting approximately 3.11% of the shares outstanding. The percentages used herein are based upon the 15,110,836 shares of Common Stock stated by the Company to be outstanding as of December 31, 1996. This information was provided by the Company over the telephone.

         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c) All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

SIGNATURES
           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 3, 1997
                        CENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/Tracy S. Nagler
                            Tracy S. Nagler


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                                       Schedule A

OPEN MARKET TRANSACTIONS


  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share


               Centennial Energy Partners, L.P.

July 31, 1997                 (11,600)           5.8750
August 20, 1997               (25,000)           5.9375
August 26, 1997               (10,000)           5.6875
August 28, 1997               (32,400)           5.3470
August 28, 1997              (137,500)           5.3750

               Tercentennial Energy Partners, L.P.

July 31, 1997                 ( 6,600)           5.8750
August 28, 1997               (19,800)           5.3470
August 28, 1997               (84,100)           5.3750



               Quadrennial Partners, L.P.

July 31, 1997                 ( 1,400)           5.8750
August 28, 1997               ( 4,300)           5.3470
August 28, 1997               (18,400)           5.3750


 Joseph H. Reich & Co., Inc.

              July 31, 1997                 (   400)           5.8750
August 28, 1997               (10,000)           5.3750